ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Monday, August 28, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

ACREX ANNOUNCES SPANISH MOUNTAIN DRILL PROGRAM

Acrex Ventures Ltd. (“Acrex”) is pleased to announce that Glen’s Drilling Ltd., of Logan Lake, BC has advised that mobilization to the Spanish Mountain Gold Property will begin in early September and drilling is expected to commence on September 5th.

The planned program is the first phase of a planned two-phase 2,000-metre diamond drill program.  The initial program will gather geological information on the Hepburn Lake property where geochemical sampling has defined an 800 metre by 1000 metre gold soil anomaly. The phase 1 drill program will involve approximately 800 metres of diamond drilling in four holes. Field crews have recently completed the construction of all access roads and drill sites required for the diamond drill program.

The Acrex drill targets are located 2 kilometres along strike from the Main Zone on the immediately adjacent Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.

The Skygold-Wildrose joint venture is currently drilling on its adjacent Spanish Mountain property with three drill rigs.  Results to date from drilling on the main zone indicate a strike length of the mineralized zone of at least 1.2 kilometres a width of at least 350 metres and a depth of at least 200 metres.  Grades of 1.5 g/t gold to 2.5 g/t gold over widths of 50 metres to over 100 metres have been reported and the mineralization remains open in all directions.

The planning and execution of the exploration programs on Acrex’s Spanish Mountain properties are under the supervision of Perry Grunenberg, P.Geo. of P&L Geological Services.  Mr. Grunenberg, is the Company's "Qualified Person" for the Spanish Mountain Project for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.